EXHIBIT 99.3

PRESS RELEASE

TotalEnergies and ENEOS join forces to Develop B2B Solar

Distributed Generation across Asia

Paris and Tokyo, April 13, 2022 – TotalEnergies and ENEOS signed a joint venture agreement to develop onsite B2B solar distributed generation across Asia1. The 50/50 Joint Venture between two major players in the field plans to develop 2 GW of decentralized solar capacity over the next five years.

This partnership will capitalize on the strengths of both companies. TotalEnergies will leverage its expertise on this market segment and its global footprint and ENEOS will use its expertise in renewables and its strong brand mainly in Japan to lower the costs of decentralized solutions offered to industrial and commercial customers, making this joint venture one of the most competitive service providers in the region.

“We are pleased to partner with ENEOS, one of Asia's most dynamic and established renewable energy players. Through this joint venture we will provide one of the most efficient solutions in Asia to help our B2B customers achieve their sustainability goals while reducing their costs”, said Vincent Stoquart, Senior Vice President Renewables for TotalEnergies. “With this partnership, TotalEnergies further demonstrates its commitment to Asia, a key continent for reaching our target of 100 GW of renewable generation capacity by 2030.”

“We strongly believe TotalEnergies, one of the leading energy companies on a global scale, is the best partner for us since both of us are increasingly developing the renewable energy business in the global energy transition. In addition to the highly competitive business model which TotalEnergies has developed, we will be utilizing our strong brand and customer network in Japan and Asia for the business expansion of this Joint Venture. We are confident that this partnership enables us to expand this business efficiently and effectively in Asia including Japan,” said Katsuki Arisa, Senior Vice President, President & CEO of Resources & Power Company, ENEOS Corporation.

TotalEnergies is a global multi-energy company that produces and markets energies with a global portfolio of 2 GW of solar distributed generation in operation, under construction or under development.

ENEOS is expanding the distributed generation business with one of the largest renewable power generation capacities in Japan. In ENEOS Group Long-Term Vision to 2040, ENEOS places Next-generation Energy Supply and Community Services including distributed power sources as one of its growth businesses.

Completion of the transaction is expected in the second quarter 2022 following competition clearance from the relevant authorities.

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1 Japan, India, Thailand, Vietnam, Indonesia, Philippines, Cambodia, Singapore and Malaysia

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of 2021, TotalEnergies' gross renewable electricity generation capacity was more than 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

ENEOS Corporation and renewables electricity

ENEOS operates 22 solar power plants in Japan and are also participating in renewable energy projects in the United States, Australia, and Vietnam. Furthermore, we are actively engaged in power generation projects using biomass, hydroelectric power, wind power, etc. This Joint Venture is ENEOS’ first overseas renewable energy project using distributed power sources.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

About ENEOS Corporation

ENEOS Group has developed businesses in the energy and nonferrous metals segments, from upstream to downstream. The Group’s envisioned goals for 2040 are: becoming one of the most prominent and internationally competitive energy and materials company groups in Asia, creating value by transforming our current business structure, and contributing to the development of a low-carbon, recycling-oriented society with the pursuit of carbon-neutral status in its own CO2 emissions. ENEOS Corporation, one of the principal operating companies in the Group, is contributing to achievement of the Group’s envisioned goals through a broad range of energy businesses.

eneos.jp

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

ENEOS Contacts

Website: https://www.eneos.co.jp/

Public Relations: +81 (3) 6257 7150 l pr@eneos.com

Cautionary Note TotalEnergies

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).

Cautionary Note ENEOS Corporation

The terms “ENEOS”, “ENEOS Group” in this document are used to designate ENEOS Corporation and the consolidated entities that are directly or indirectly controlled by ENEOS Corporation. This document contains certain forward-looking statements. Actual results may differ materially from those reflected in any forward-looking statement due to various factors, which include, but are not limited to, the following: (1) macroeconomic conditions and changes in the competitive environment in the energy, resources, and materials industries; (2) the impact of COVID-19 on economic activity; (3) changes in laws and regulations; and (4) risks related to litigation and other legal proceedings.